SELFRIDGES&Co

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation [redacted]
450 Fifth Street NW
Washington DC 20549
U S A

02060338

02 NOV 22 AM 10:52

SUPPL

14 November 2002

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcement made to the London Stock Exchange on 22 October 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

Enc.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Full Text Announcement

Company	Selfridges PLC
TIDM	SLF
Headline	Notice of Trading Statement
Released	13:31 14 Nov 2002
Number	8103D

Selfridges plc

Notice of Trading Statement

On 9th January 2003, Selfridges plc will be releasing its trading statement for the 22 weeks to 4th January 2003.

END